CERTIFICATE OF DETERMINATION OF SHARE APPRECIATION RIGHTS

                           WorldCast Interactive, Inc.
                            Share Appreciation Rights
                Rights, Preferences, Privileges and Restrictions

                                   Article I.

                              Designation of Units

WorldCast Interactive, Inc., a Florida corporation, has designated 7,760,000 shares of its authorized 100,000,000 shares of common stock as reserved for the conversion of Share Appreciation Rights (SAR) units granted in accordance with this Certificate of Determination of Share appreciation Rights. The rights, preferences, privileges and restrictions granted to or imposed on the WorldCast Interactive, Inc., SAR units or their holders are as follows:

                                   Article II

                         Consolidation, Merger, Exchange

In case the Corporation shall enter into any consolidation, merger, combination, statutory share exchange or other transaction in which the Common Shares are exchanged for or changed into other stock or securities, money and/or any other property, then in any such case the SAR units shall at the same time be similarly exchanged or changed into SAR units, other stock or securities, money and/or other property of the surviving entity providing the holders of such SAR units with (to the extent possible) the same relative rights and preferences as the WorldCast Interactive, Inc., SAR units.

                                   Article III

                                Redemption Rights

Any holder of any of the outstanding SAR units may, at such times and upon such conditions as specified in a document granting SAR units to such holder, require the corporation to redeem all or any of his or her said shares for cash at $0.40 per unit, the sum of which is called the redemption price. A holder wishing to so require the corporation to redeem such SAR units shall give the corporation written notice by first-class mail, postage prepaid, stating: (i) the occurrence of the event triggering the redemption right; (ii) the number of SAR units to be redeemed, and whether all or fewer than all of the units of the SAR held by the holder are to be redeemed; (iii) the date fixed for redemption; (iv) the redemption price, and (v) the name and address for payment of the redemption price.

                                   Article IV

                                Conversion Rights

The holders of SAR units shall be entitled to convert those units to common shares on a semi-annual, calendar year basis at such times and upon such conditions as specified in a document granting SAR units to such holder. A holder wishing to so require the corporation to convert such shares shall deliver to the corporation endorsed certificates representing the units to be converted together with a written notice by first-class mail, postage prepaid, stating: (i) the occurrence of the event triggering the conversion right; (ii) the number of units to be converted and whether all or fewer than all of the units held by the holder are to be converted; (iii) the date fixed for conversion; (iv) the number of common shares to be issued to holder as a result of the conversion, and (v) the name and address for delivery of the common shares to be issued to holder as a result of the conversion. Upon delivery of such certificates and notice of election to convert, holder shall be entitled to receive one share of common stock for each unit being converted, subject to the following adjustments, terms, and conditions: (i) The corporation shall at all times reserve and keep available a sufficient number of its authorized but unissued common shares, and shall further obtain and keep in force any permits required, to enable it to issue and deliver all common shares required to cover the conversion rights granted under this article. (ii) No fractional shares shall be issued on conversion, but the corporation shall pay cash for any fractional shares of common stock to which holders may be entitled, at the fair market value of the common shares at the time of conversion. (iii) Units converted under this article shall not be reissued.

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                                    Article V

                             Liquidation Preferences

Upon any liquidation, dissolution, or winding up of the corporation, whether voluntary or involuntary, after any distribution to the holders of SAR units and before any distribution of cash or other assets is made to the holders of common shares, the holders of SAR units shall be paid an amount equal to $0.40 per share. After these amounts have been paid or distributed to the holders of the SAR units, the remaining assets and funds of the corporation shall be divided and distributed ratably among the holders of the common shares.

                                   Article VI

                              Transfer Restrictions

The SAR units and shares of Common Stock into which such units are converted shall be subject to such restrictions and legend conditions as may be imposed by the Rules of the Securities and Exchange Commission.

Each share certificate of the corporation's SAR units shall bear the following legend:

"This certificate and the units evidenced by this certificate may be sold, assigned, transferred, pledged, or otherwise disposed of subject only to the provisions of the CERTIFICATE OF DETERMINATION OF PREFERENCE, WorldCast Interactive, Inc., SAR units."

                                  Article VIII

                                  Voting Rights

The holders of SAR units shall have no voting rights, except as may be required by law.

                                   Article IX

              Vote to Change the Terms of Series A Preferred Shares

The Approval of the Board of Directors and the affirmative vote at a meeting duly called by the Board of Directors for such purpose (or the written consent without a meeting) of the holders of not less than two-thirds (2/3) of the then outstanding SAR units shall be required to amend, alter, change or repeal any of the powers, designations, preferences and rights of the SAR units.

The foregoing Certificate of Determination was duly adopted by the Board of Directors of the Corporation, dated as of June 30, 2000, pursuant to the Florida Business Corporation Act, which does not require shareholder approval.

IN WITNESS WHEREOF, I have executed this Amendment effective June 30, 2000.


--------------------------------
Robert Kelner
President and Director